Exhibit 99.2

Strictly Private And Confidential

EXECUTION COPY

Dated May 18, 2014

DEUTSCHE BANK AKTIENGESELLSCHAFT

and

UBS LIMITED

and

BANCO SANTANDER, S.A.

and

BARCLAYS BANK PLC

and

COMMERZBANK AKTIENGESELLSCHAFT

and

GOLDMAN SACHS INTERNATIONAL

and

J.P. MORGAN SECURITIES PLC

CONTRIBUTION AGREEMENT

DB 2014 / Contribution Agreement

This Contribution Agreement has been entered into on May 18, 2014 between:

(1)	DEUTSCHE BANK AKTIENGESELLSCHAFT (the “Company”);

(2)	UBS LIMITED (“UBS Limted” or the “Process Bank”), Banco Santander, S.A., Barclays Bank PLC, COMMERZBANK Aktiengesellschaft, Goldman Sachs International and J.P. Morgan Securities plc (together with the Process Bank the “Underwriters”);

Recitals:

(A)	On May 18, 2014 the parties hereto have entered into an underwriting agreement in respect of a contemplated capital increase of the Company (“Underwriting Agreement”).

(B)	Capitalized terms used and not defined herein have the respective meanings set forth in the Underwriting Agreement.

(C)	In consideration of the premises and the mutual undertakings herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as set forth herein.

1	Contribution

1.1	Subject to the provisions of Section 2.1 hereof, if the indemnification provided for in Article 6 of the Underwriting Agreement is for any reason unavailable to or insufficient to hold harmless an Indemnified Person affiliated to an Underwriter (each an “Indemnified Person”) in respect of any losses, claims, damages or liabilities referred to therein (“Losses”), then the Company shall contribute to the aggregate amount of such Losses incurred by such Indemnified Person, as incurred:

1.1.1	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and of the Underwriters on the other hand from the Offering; or

1.1.2	if the allocation provided by Sub-section 1.1.1 is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Sub-section 1.1.1 above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the acts or statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.

1.2	The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the total net proceeds from the Offering (before deducting commissions or expenses) received by the Company and the total fees and commissions received by the Underwriters bear to the total gross proceeds from the Offering.

1.3	The relative fault of the Company on the one hand and the Underwriters on the other hand will be determined by reference to, among other things, whether any such act or alleged act or untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such act, statement or omission.

1.4	The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to Section 1.1 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in Section 1.1. The aggregate amount of Losses incurred by an Indemnified Person and referred to above in Section 1.1 will be deemed to include any legal or other expenses properly incurred by such Indemnified Person in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such act or alleged act or untrue or inaccurate or alleged untrue or inaccurate statement or omission or alleged omission.

DB 2014 / Contribution Agreement

1.5	Notwithstanding the provisions of Section 1.1:

1.5.1	no Indemnified Person shall be entitled to recover from any individual party by way of a contribution under Section 1.1 more than it would have been able to recover from such party had the indemnities in Article 6 of the Underwriting Agreement been available to such Indemnified Person; and

1.5.2	the Company shall not be liable to pay any amount pursuant to Section 1.1 in excess of the amount it would have been liable to pay had the indemnities in Article 6 of the Underwriting Agreement been available to such Indemnified Person.

1.6	Notwithstanding the provisions of Section 1.1, no Underwriter shall be required to contribute any amount in excess of the underwriting commission received by it (and which it is not liable to pay to any other Underwriter or intermediary under the Underwriting Agreement or otherwise) in relation to the New Shares underwritten, acquired or purchased by such Underwriter pursuant to the Underwriting Agreement.

1.7	No person guilty of fraudulent misrepresentation (whether within the meaning of Section 11(f) of the Securities Act or otherwise) will be entitled to contribution in respect of Losses arising from such fraudulent misrepresentation from any person who was not guilty of such fraudulent misrepresentation.

1.8	For the purposes of Section 1.1, each Indemnified Person shall have the same rights to contribution as the Underwriter to which it is affiliated and the Underwriters’ respective obligations to contribute pursuant to Section 1.1 are several, and are not joint or joint and several, in proportions equal to their respective percentages set forth in Schedule II to the Underwriting Agreement.

1.9	For purposes of Section 1.1, each director, officer and employee of an Underwriter and each person, if any, who controls an Underwriter within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as such Underwriter.

1.10	The foregoing provisions for contribution shall remain unaffected by any termination of the Underwriting Agreement or the completion of the Offering.

1.11	The respective obligations of the Company and the Underwriters under Section 1.1 shall be in addition to any liability which such parties may otherwise have, in particular for breach of representations and warranties as well as undertakings.

2	Applicability

2.1	Indemnified Persons shall have a right to receive contribution pursuant to Section 1.1 only in connection with legal proceedings before a state or federal court of the United States of America, with administrative proceedings before an agency of the United States of America or any political subdivision thereof or with other legal, administrative or arbitral proceedings in the United States of America. Section 1.1 shall not confer upon any Indemnified Person any right or entitlement to contribution, nor shall this Agreement have any effect, in any legal proceedings before the courts of any other jurisdiction.

3	Governing Law

3.1	This Agreement is governed by, and shall be construed in accordance with, the laws of the State of New York, United States of America, except for any such laws that would require the application of the laws of any other jurisdiction.

DB 2014 / Contribution Agreement

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ Rainer Rauleder /s/ Thomas Michel

UBS LIMITED

/s/ Holger Krause /s/ Florian von Hardenberg

BANCO SANTANDER, S.A.

/s/ Joachim von der Goltz /s/ Holger Hirschberg

BARCLAYS BANK PLC

/s/ Joachim von der Goltz /s/ Holger Hirschberg

COMMERZBANK AKTIENGESELLSCHAFT

/s/ Joachim von der Goltz /s/ Holger Hirschberg

GOLDMAN SACHS INTERNATIONAL

/s/ Joachim von der Goltz /s/ Holger Hirschberg

J.P. MORGAN SECURITIES PLC

/s/ Joachim von der Goltz /s/ Holger Hirschberg

4